Exhibit 99.25

PRESS RELEASE

Trading Symbol: SVM.TO	June 9, 2008

SILVERCORP REPORTS RECORD EPS, UP 173%, TO $0.41 (CAD $0.42)
FOR THE YEAR ENDED MARCH 31, 2008
(All amounts expressed in US dollars unless otherwise stated)

VANCOUVER, British Columbia – June 9, 2008 – Silvercorp Metals Inc. (the “Company”) is pleased to announce the financial and operational results for the 4th quarter and year ended March 31, 2008. The financial results are expressed in US dollars (US$), other than share and mining data, and are based on Canadian GAAP.

2008 FINANCIAL HIGHLIGHTS (12 Months - Audited)

For the year ended March 31, 2008, the Company recorded net earnings of $59.9 million (CAD$61.7 million), or $0.41 (CAD$0.42) per share, up 172%, compared to $22.0 million (CAD$25.1 million), or $0.15 (CAD$0.17) per share over the same period last year. The company achieved a net profit margin of 55% (2007 - 55%) for the year ended March 31, 2008.

For the year ended March 31, 2008, sales increased by $68.6 million (CAD$66.6 million), or 172% to $108.4 million (CAD$111.9 million) compared to $39.8 million (CAD$45.3 million) for the same period last year.

For the year ended March 31, 2008, gross profit from mine operations amounted to $85.0 million (2007 -$30.8 million), representing a gross margin of 78% (2007 - 78%). The net income was $59.9 million (2007 - $22.0 million) with a net profit margin of 55% (2007 - 55%). The net earnings are $0.41 (CAD$0.42) per basic share, a 173% increase compared to $0.15 (2007 - CAD$0.17) per basic share for the same period last year.

Net cash provided by operating activities rose to $79.8 million (CAD$82.8 million) for the year ended March 31, 2008, a 165% increase compared to $30.1 million (CAD$34.2 million) over the same period last year.

Capital expenditures during the period amounted to $36.6 million representing the purchase of mineral rights and properties. A cash dividend distribution of $6.9 million (CAD$7.4 million) was paid to the shareholders during the year ended March 31, 2008. The Company ended the year with cash and cash equivalents and short term investments of $84.2 million as of March 31, 2008.

2008 OPERATIONAL HIGHLIGHTS (12 Months - Unaudited)

For the year ended March 31, 2008, ores mined increased by 80% resulting in a total of 306,143 (2007-169,830) tonnes of ores mined, from which 12,929 (2007 - 6,843) tonnes of direct smelting ores were hand sorted for direct shipment to smelters, and 293,214 (2007 - 162,987) tonnes of ores were shipped to mills for treatment to recover silver-lead and zinc concentrates. The average mining cost is $50.44 (2007 -$40.74) per tonne of ore and average milling cost is $11.93 (2007 - $17.68) per tonne of ore.

The head grades of run of mine ores of 256,497 tonnes from the Ying Mine for the year ended March 31, 2008, are:

  464.2 g/t for silver;

  7.4% for lead; and,

  3.1% for zinc, respectively.

The head grades of run of mine ores of 48,531 tonnes from the HPG Mine for the year ended March 31, 2008, are:

  207.4 g/t for silver;
  7.4% for lead; and,
  1.1% for zinc, respectively.

Total sales and realized prices net of value added tax and smelter charges for the year ended March 31, 2008, are comprised of the following:

  3,960,189 ounces of silver sold for $44,677,949 at an average selling price of $11.28 per ounce;
  2,152 ounces of gold sold for $1,189,764, at an average selling price of $552.86 per ounce;
  49,623,448 pounds of lead sold for $48,433,127 at an average selling price of $0.98 per pound; and,
  15,911,881 pounds of zinc sold for $14,061,922 at an average selling price of $0.88 per pound.

For the year ended March 31, 2008, the cash production cost for silver adjusted for by-product credits is negative $10.99 (2007 - negative $7.25) per ounce.

CHANGE IN REPORTING CURRENCY

Effective April 1, 2007, the Company changed its reporting currency to the US dollar. The change in reporting currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry. Prior to April 1, 2007, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in the Canadian dollar (CAD). In making this change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency”. In accordance with EIC-130, the financial statements for all years and periods presented have been translated into the new reporting currency using the current rate method. Under this method, the statements of operations and cash flows statements items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates. Shareholders’ equity transactions since April 1, 2006 have been translated using the rates of exchange in effect as of the dates of the various capital transactions, while shareholders’ equity balances on April 1, 2006 have been translated at the exchange rate on that date. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

FOURTH QUARTER FINANCIAL HIGHLIGHTS (3 Months - Unaudited)

During the 4th quarter ended March 31, 2008, gross profit from mine operations amounted to $20.2 million (2007 - $9.8 million) on total sales of $26.8 million (2007 - $13.4 million), representing a gross margin of 75% (2007 - 73%). The net income realized was $10.9 million (2007 - $6.9 million) with a net profit margin of 40% (2007 - 51%). Both basic and diluted earnings per share increased by 40% to $0.07 (CAD$0.09) as compared to $0.05 (CAD$0.05) in the prior year period.

During the 4th quarter ended March 31, 2008, total sales amounted to $26.8 million (CAD$27.0 million) a 101% increase over the prior year’s sales of $13.4 million (CAD$15.5 million).

Net cash provided by operating activities rose to $17.8 million in the 4th quarter, a 50% increase over the same period a year ago, capital expenditures during the period amounted to $10.2 million representing the purchase of mineral rights and properties, resulting in cash and cash equivalents and short term investments of $84.2 million as of March 31, 2008.

The 4th quarter is traditionally a slower quarter for the Company as the traditional Chinese Spring Festival normally occurs in January or February, which resulted in the Company’s mining operations being shut down for two and one-half weeks. In addition, the Company’s production in this quarter was affected by the severe weather for about 15 days.

The Company’s subsidiary, Henan Found Mining Company Ltd. (“Henan Found”), is now subject to 12.5% income tax rate until December 31, 2010. Based on Chinese GAAP, Henan Found has paid $1.3 million in tax in the 4th quarter ended March 31, 2008.

FOURTH QUARTER OPERATIONAL HIGHLIGHTS (3 Months - Unaudited)

For this quarter, a total of 72,488 (2007 - 45,065) tonnes of ores were mined, from which 3,169 (2007 -2,018) tonnes of direct smelting ores were hand sorted for direct shipment to smelters, and 69,319 (2007 -43,047) tonnes of ores were shipped to mills for treatment to recover silver-lead and zinc concentrates. The average mining cost is $50.31 (2007 - $63.18) per tonne of ore and average milling cost is $12.10 (2007 -$18.00) per tonne of ore.

Ying Mine

	For the Quarters Ended
	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007
	31-Mar-08	31-Dec-07	30-Sep-07	30-Jun-07	31-Mar-07
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	2,673	3,210	2,903	2,224	2,018
Ores Milled (tonne)	51,996	64,635	64,282	64,574	43,047
	54,669	67,845	67,185	66,798	45,065
Head Grades of Run of Mine Ores
Silver (gram/tonne)	488.9	461.7	446.8	444.0	502.1
Lead (%)	8.1	7.5	7.0	7.3	8.8
Zinc (%)	3.8	3.6	3.9	3.5	3.4

HPG Mine

	For the Quarters Ended
	Q4 2008	Q3 2008	Q2 2008	Q1 2008
	31-Mar-08	31-Dec-07	30-Sep-07	30-Jun-07
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	496	481	508	434
Ores Milled (tonne)	12,645	16,434	9,155	8,378
	13,141	16,915	9,663	8,812
Head Grades of Run of Mine Ores
Silver (gram/tonne)	198.9	217.3	259.3	185.6
Lead (%)	7.9	6.5	7.7	7.9
Zinc (%)	1.1	0.7	1.3	1.7

During the 4th quarter of 2008, the Company milled 23,590 tonnes of purchased ore with head grades of 276.1 gram/tonne (g/t) for silver and 2.1% for lead.

Total sales and realized prices net of value added tax and smelter charges for the 4th quarter ended March 31, 2008, are comprised of the following:

  1,000,534 ounces of silver sold for $12,897,563 at an average selling price of $12.89 per ounce;
  461 ounces of gold sold for $226,746 at an average selling price of $491.86 per ounce;
  11,697,714 pounds of lead sold for $12,405,860 at an average selling price of $1.06 per pound; and,
  2,393,274 pounds of zinc sold for $1,314,410 at an average selling price of $0.55 per pound.

For the 4th quarter ended March 31, 2008, the cash production cost for silver adjusted for by-product credits is negative $7.50 (2007 - negative $8.56) per ounce.

OUTLOOK

Silvercorp has grown from a single producing mine at Ying Mining Camp of Henan province to multiple mining projects diversified in three silver-polymetallic mining camps in three provinces.

At its flagship Ying Mining Camp, through its acquisition of the LM and TLP Silver-Lead Mines, Silvercorp is consolidating the silver, lead, and zinc mines and exploration properties in the Ying/HPG Silver Mining camp, providing a solid base to significantly expand resources and increase production. The Company plans to spend $26 million to increase its mining and milling capacity in fiscal 2009, including:

  $12 million to build a new 2,000 t/d capacity mill plus associated tailing dam. The new mill, is expected to be operational by November 2008 at which time total milling capacity will increase to approximately 3,000 t/d;

  $10 million for developing mining capacity and infrastructure at TLP and LM Mines; and,

  $4 million for further upgrading and mechanizing the Ying and HPG Mines
Production Capacity Forecast for the Ying Mining Camp
	Year ending March 31
	2008	2009
Milling Capacity (tonne)	350,000	600,000
Mining Capacity (tonne)
Ying Mine	240,000	250,000
HPG Mine	60,000	100,000
TLP Mine		120,000
LM Mine		30,000
Total Mining Capacity	300,000	500,000

Silvercorp plans an extensive 167,500 metres of drilling and exploration tunneling program a the Ying mining camp at estimated cost of about $15.5 million to upgrade the resources from inferred categories to indicated and higher ones, and to drill and tunnel new targets.

Mine and Project	Metres			Cost Estimate
	Tunneling	Surface Drilling	Underground Drilling
Ying Mine Area	32,000	14,500	32,000	7,500,000
TLP Mine	8,000	10,000	20,000	2,600,000
HPG Mine	10,000	6,000	14,000	3,400,000
LM Mine	10,000	2,000	9,000	2,000,000
Total	60,000	22,500	75,000	15,500,000

Secondly, with the recently completed acquisition of the Gaocheng (“GC”) and Shimentou (“SMT”) properties in Guangdong Province, Silvercorp expects to realize the benefits of growth in resources and near term production from a new mining camp in a different province. It also establishes a new base for further consolidation of the prolific GC silver, lead, zinc mining district. Silvercorp is applying for a mining permit for the newly acquired GC/SMT property in Guangdong province. Meanwhile, a $1.5 million, 10,000 metre drilling campaign of is planned to grow resources.

Third, Silvercorp has planned an extensive $8.5 million exploration program, including a 30,000 metre drilling program, at its Na Bao project, Qinghai province, hoping to make a new discovery.

The Company’s Audited Annual and Unaudited Interim Consolidated Financial Statements and Management’s Discussion and Analysis are available for review on our website at www.silvercorp.ca and through SEDAR at www.sedar.com.

Selected audited results for the years ended March 31, 2008 and 2007 are attached to this news release.

CONFERENCE CALL AND WEBCAST INFORMATION
A conference call and live audio webcast to discuss the results have been scheduled as follows:

Date:	Monday, June 9th, 2008
Time:	11:00 am PST (2:00 pm EST)
Dial-In Numbers:
North America toll-free:	1-800-398-9367
International :	1-612-332-0418

Audio Webcast:
A live audio and playback webcast can be accessed at: www.silvercorp.ca

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China").. In Henan Province it is operating and developing four Silver-Lead-Zinc mines at the Ying Mining Camp, owned through its 77.5% and 70% Chinese subsidiaries. In Guangdong Province, it is applying for a mining permit for the newly acquired GC/SMT property, owned through a 95% Chinese subsidiary. Silvercorp is also exploring the Na-Bao Polymetalic Project in Qinghai Province, China owned through its 82% Chinese subsidiary.

The Company’s common shares are included as a component of the S&P/TSX Composite, the S&P/TSX Global Gold, and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical factual information, including statements relating to mineral resources and reserves, or the Company’s future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

SILVERCORP METALS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in US Dollars)

	March 31, 2008	March 31, 2007
ASSETS

Current Assets
Cash and cash equivalents	$47,092,890	$53,330,468
Short term investments	37,145,656	5,449,238
Accounts receivable and prepaids	5,259,699	1,275,757
Inventories	2,389,175	1,802,371
	91,887,420	61,857,834

Long term prepaids	5,194,431	1,535,131
Long term investments	17,873,887	6,554,847
Property, plant and equipment	14,349,572	7,868,694
Mineral rights and properties	60,904,275	16,326,046
Reclamation deposits	9,729	8,674
	$190,219,314	$94,151,226

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$7,026,628	$3,121,802
Deposits received from customers	2,573,202	1,387,263
Income tax payable	719,557	1,455,847
Current portion of asset retirement obligation	-	292,406
Amounts due to related parties	12,070,732	1,332,919
	22,390,119	7,590,237

Future income tax liabilities	6,345,898	1,405,189
Asset retirement obligation	1,225,829	669,996
	29,961,846	9,665,422

Non-controlling interests	11,265,197	6,947,986

SHAREHOLDERS' EQUITY

Share capital	78,334,543	74,336,151
Contributed surplus	1,722,036	954,041
Reserves	2,077,628	-
Accumulated other comprehensive income	14,121,627	479,795
Retained earnings	52,736,437	1,767,831
	148,992,271	77,537,818

	$190,219,314	$94,151,226

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(Expressed in US Dollars except for share figures)

	Years ended March 31
	2008	2007

Sales	$108,362,762	$39,777,218

Cost of sales	20,114,464	7,738,301
Amortization and depletion	3,208,260	1,189,766
	23,322,724	8,928,067

Gross profit	85,040,038	30,849,151

Expenses
Accretion of asset retirement obligations	61,688	61,899
Amortization	516,814	122,718
Foreign exchange loss (gain)	612,481	(307)
General exploration and property investigation expenses	1,816,544	807,693
Investor relations	283,561	752,552
Office, administration and miscellaneous	4,781,381	2,267,255
Professional fees	2,133,783	453,002
Stock-based compensation expenses	2,472,685	1,955,545
	12,678,937	6,420,357
Earnings before other income and expenses	72,361,101	24,428,794
Other income and expenses
Equity loss in investment	(250,113)	(222,061)
Gain on disposal of mineral rights and property	563,147	-
Loss on disposal of property, plant and equipment	(48,130)	(4,424)
Loss on disposal of long term investments	-	(11,048)
Interest income	2,585,192	1,714,661
Other income	4,473,779	3,857,560
	7,323,875	5,334,688

Income before income taxes and non-controlling interests	79,684,976	29,763,482

Income tax expense
Current	(440,872)	(1,425,686)
Future	(109,607)	-
	(550,479)	(1,425,686)

Income before non-controlling interests	79,134,497	28,337,796

Non-controlling interests	(19,197,243)	(6,315,137)

Net income	59,937,254	22,022,659

Retained earnings (deficit), beginning of year	1,767,831	(20,254,828)
Appropriation to reserves	(2,077,628)	-
Cash dividends declared and distributed	(6,891,020)	-

Retained earnings, end of year	$52,736,437	$1,767,831

Basic earnings per share	$0.41	$0.15
Diluted earnings per share	$0.40	$0.15
Weighted Average Number of Shares Outstanding - Basic	147,660,730	143,913,693
Weighted Average Number of Shares Outstanding - Diluted	150,954,072	149,674,056

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in US Dollars)

	Year ended March 31,
	2008	2007

Net income for the year	$59,937,254	$22,022,659
Other comprehensive income, net of tax:
Transition adjustment to the opening balance of investment in Dajin Resources Corp. as
per the initial adoption of new standards , net of tax of $1,128	8,674	-
Unrealized loss on available for sale securities, net of tax recovery of $6,323	(48,643)	-
Unrealized exchange gain on translation of self-sustaining foreign operations	3,972,486	1,041,822
Unrealized exchange gain (loss) on translation of functional currency to reporting currency	9,709,315	(919,849)
Other comprehensive income	13,641,832	121,973
Comprehensive income	$73,579,086	$22,144,632

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in US Dollars)

	Year ended March 31,
	2008	2007
Cash provided by (used for)
Operating activities
Net income for the year	$59,937,254	$22,022,659
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations	61,688	61,899
Amortization	3,725,074	1,312,484
Equity investment loss	250,113	222,061
Future income tax	109,607	-
Gain on disposal of mineral property	(563,147)	-
Loss on disposal of long term investments	-	11,048
Loss on disposal of property, plant, and equipment	48,130	4,424
Non-cash other income	(4,388,267)	(3,824,281)
Non-controlling interests	19,197,243	6,315,137
Stock-based compensation	2,472,685	1,955,545
	80,850,380	28,080,976
Net change in non-cash working capital
Accounts receivable and prepaids	(3,626,740)	(416,953)
Inventory	(342,635)	(1,708,108)
Accounts payable and accrued liabilities	3,412,728	1,804,242
Asset retirement obligation discharged upon payment	(513,831)	(229,163)
Income tax payable	(949,607)	1,474,131
Deposits received from customers	954,884	1,047,399
Cash provided by operating activities	79,785,179	30,052,524

Investing activities
Acquisition of mineral rights and properties	(36,583,262)	(11,752,043)
Acquisition of property, plant, and equipment	(7,451,952)	(6,324,996)
Purchase of long term investments	(5,552,310)	(2,035,039)
Decrease (Increase) of short term investments	(29,489,423)	2,304,618
Increase in long term prepaids	(3,397,197)	(1,241,114)
Disposal of long term investments	-	208,677
Disposal of mineral rights and properties	563,147	-
Disposal of property, plant, and equipment	157,352	8,783
Distribution to non-controlling interest shareholder	(3,371,257)	-
Cash dividends declared and distributed	(6,891,020)	-
Advances to joint venture parties	-	104,760
Cash used in investing activities	(92,015,922)	(18,726,354)

Financing activities
Repayment from (advance to) related parties	(1,428,710)	1,587,398
Share subscriptions for cash, net of commission and expenses	2,293,702	42,395,973
Shares returned to treasury for cancellation	-	(4,890,169)
Cash provided by financing activities	864,992	39,093,202

Effect of exchange rate changes on cash and cash equivalents	5,128,173	(430,359)

Increase (Decrease) in cash	(6,237,578)	49,989,013

Cash and cash equivalents, beginning of year	53,330,468	3,341,455

Cash and cash equivalents, end of year	$47,092,890	$53,330,468
Supplemental information:	-
Interest paid	$87,178	$45
Income tax paid	$1,273,784	$-

Non-cash investing activities:
Common shares of New Pacific Metals Corp. received as	$-	$3,824,281
partial consideration for the Option Agreement in
relation to the Kang Dian Project

Construction in process transferred to mineral rights and properties	$1,313,791	$-